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SEC FILE NUMBER
8-69014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Joseph Stone Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Old Country Road, Suite 610
(No. and Street)

Mineola	NY	11501
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Liebman Goldberg & Hymowitz LLP
(Name – if individual, state last, first, and middle name)

595 Stewart Ave	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

11/25/2003	473
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Damian Maggio, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Joseph Stone Capital LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF TEXAS
Antony Kalleeny
ID NUMBER 134085522
COMMISSION EXPIRES December 1, 2026

Texas
Fort Bend County

Signature: damian maggio

Title: CEO

Kalleeny
Notary Public
Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC

LIEBMAN GOLDBERG & HYMOWITZ LLP

Certified Public Accountants

595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's
of Joseph Stone Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Joseph Stone Capital, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Joseph Stone Capital, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Joseph Stone Capital, LLC's management. Our responsibility is to express an opinion on Joseph Stone Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Joseph Stone Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Liebman Goldberg + Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP

We have served as Joseph Stone Capital, LLC's auditor since 2019.

Garden City, New York

March 31, 2023

PUBLIC

JOSEPH STONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Assets		
Cash	$	309,806
Receivables from Clearing Firm		26,171
Securities, at Fair Value		4,552
Prepaid Expenses		66,174
Commission Advances		152,709
Clearing Deposit		100,000
Loan Receivable - Related Parties		37,357
Right of Use Asset		879,078
Security Deposit		26,850
Total Assets	$	1,602,697

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Lease Liabilities	$	903,237
Commissions Payable		64,874
Accounts Payable and Accrued Expenses		85,659
Settlement Payable		80,000
Subordinated Loan Payable		30,000
Total Liabilities		1,163,770
Member's Capital		438,927
Total Liabilities and Member's Capital	$	1,602,697

See Accompanying Notes to Financial Statements.

Note 1 - Nature of Business:

Joseph Stone Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in retail sales conducted on a fully disclosed agency basis, including broker retailing corporate equity securities over the counter, mutual funds retailer, options broker, private placement of securities, U.S. government securities broker, broker retailing corporate debt securities, broker selling REITs, broker selling variable annuities, municipal securities broker and Firm Commitment Underwriting. The Company operate pursuant to SEC Rule 15c3-3(k)(2)(ii), clearing all transactions on a fully disclosed basis through its clearing firm. The Company does not hold customer funds or safekeep customer securities.

Note 2 - Summary of Significant Accounting Policies:

(A) Revenue Recognition:

The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under the General Accepted Accounting Principal in the United States of America ("GAAP") (FASB Accounting Standards Codification 606 ("ASC 606")). The Company adopted this standard on January 1, 2018. The core principle of ASC 606 is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Brokerage commissions

Commission revenue are recorded using the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Private Placement and Consulting fees

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides private placement and consulting services related to capital raising activities and acquisitions transactions. Revenue for consulting arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the

transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

As part of a private placement agreement, the Company shares a portion of the profit participation of a fund as a result of investors introduced and which invested into that investment fund. The company recognizes these private placement fees upon receipt.

Underwriting fees

The Company earns underwriting fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues.

(B) Securities Owned:

On December 31, 2022, securities owned consisted of equity investments and warrants, which are firm securities investments. The securities owned are valued at fair value. For the year ended December 31, 2022, the Company recorded a net unrealized loss of $25,848, which represents $3,368 of securities received during 2022 and $29,216 of decrease in fair value of the securities held from December 31, 2021 to December 31, 2022.

(C) Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income Taxes:

The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740 Income Taxes. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to and including 2019.

(E) Concentration of Credit Risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of

the security is different from the contract value of the transaction. The Company as a non-clearing broker does not, handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(F) New Accounting Pronouncements:

Accounting Standards Board on the Company's financial statements as well as material updates to previous assessments, if any. There were no new accounting standards issued and not yet adopted that could have a material impact in the Company's financial position, operating results or financial statement disclosures.

Note 3 - Related Parties:

The Company has a lease with an affiliate to occupy space at $600 a month on a month-to-month basis. Rent expense due to the affiliate for the year ended December 31, 2022 was $7,200. In addition, the Company paid certain expenses on behalf of its related parties from time to time. At December 31, 2022, the Company had a receivable of $37,357 from these related parties.

Private Placement Fees revenue are earned from entities related to the Company through common ownership.

Note 4 – Fair Value

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1– Valuations based on quoted prices in active markets for identical investments.

Level 2- Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3- Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

	Fair Value Measurements December 31, 2022	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Equity Investment	$ 4,352	$4,352	-	$ -
Warrants	200	-	-	200
Total	$ 4,552	$4,352	$ -	$ 200

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2022:

Balance at December 31, 2021	$ -
Purchases	200
Balance at December 31, 2022	$ 200

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Management's assessment of the significance of a input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Note 5 – Clearing Deposit and Receivables from Clearing Firm

The Company clears all proprietary and customer transactions through its clearing broker on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

Amounts due from the Company's clearing broker consist of commissions receivable and funds on deposit in various accounts.

The Company's Clearing Deposit and Receivables from Clearing Firm at December 31, 2022 consist of commissions receivable of $21,656, funds on deposit of $4,515 and clearing deposit of $100,000.

Note 6 - Net Capital Requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2022, the Company had net capital of $185,187 which exceeded its requirement of $100,000 by $85,187. The Company had a ratio of aggregate indebtedness to net capital of 1.38 to 1 at December 31, 2022.

Note 7– Commitments and Contingencies:

During 2022, the Company entered into a new lease agreement for office space. In accordance with Accounting Standards Codification 842 Leases ("ASC 842"), the Company recognized a right of use asset ("ROU asset") and a corresponding lease liability based on the present value of then existing operating lease obligation of $1,170,863 on the Company's Statement of Financial Condition. As of December 31, 2022, operating lease ROU assets were $879,078 and operating lease liabilities were $903,237.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As the Company's lease does not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU asset measurement was calculated using the fixed scheduled rent payments, which included five months of free rent and annual increase specified in the lease agreement, up to the maturity date of July 2029, without an option to extend.

The Company also had a separate lease agreement for another office space, with its lease term on a month-to-month basis. The Company made an election to apply the short-term lease exception to leases with a term of one year or less. Therefore, the Company did not record a ROU asset and lease liability for this short-term lease.

Other Information

The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2022:

Cash paid for amounts included in measurement of the lease liability:

Operating cash flows from the operating lease	$107,399
Weighted-average remaining lease term (year)	6.6
Weighted-average discount rate	5%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the Statement of Financial Condition as of December 31, 2022:

Year Ending December 31:	
2023	$ 147,673
2024	164,726
2025	165,452
2026	140,779
2027	169,806
Thereafter	275,028
	1,063,464
Less: Interest	(184,386)
	$ 879,078

Note 8 – Contingent Liabilities

In addition, the Company is involved in various arbitrations arising in the normal course of business. The Company intends to vigorously defend the arbitrations. At December 31, 2022, the Company accrued $80,000 on the balance sheet as part of a settlement, of which approximately $60,000 has subsequently been settled and paid.

Note 9 – Subordinated Loan Payable:

The Company entered into a Subordinated Loan ("Sub Loan") agreement on March 7, 2017 in amount of $180,000 with interest rate 8.0% per annum. FINRA approved of this Sub Loan on April 20, 2017. FINRA also approved the $30,000 annual installment payments for loan forgiveness beginning April 2018.

During April 2022, the lender forgave principal of $30,000 and accrued interest of $4,800 in accordance with the Sub Loan agreement. The remaining balance of the Sub Loan on December 31, 2022 was $30,000, with accrued interest payable of $1,800.

The remaining Sub Loan balance of $30,000 at December 31, 2022 will be forgiven in April 2023.

Note 10 – Subsequent Events:

Management has evaluated subsequent events through March 31, 2023, the date the financial statements were available to be issued.